UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 3, 2024

SPARX HOLDINGS GROUP, INC.

(Exact name of issuer as specified in its charter)

Nevada	92-3402117
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1800D Mineral Spring Avenue, #164,

North Providence, RI 02904

(Full mailing address of principal executive offices)

(401) 830-9878

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.0001 par value

Item 4.	Changes in Issuer’s Certifying Accountant

Effective May 3, 2024, Sparx Holdings Group, Inc. (the “Company) dismissed BF Borgers CPA PC (“BF Borgers”) as its independent registered public accounting firm.

The Company is currently seeking a new independent registered public accounting firm. Once a firm is appointed, the Company will file a subsequent Form 1-U to announce the appointment.

The decision to change independent registered public accounting firms was made with the recommendation and approval of the Company’s Board of Directors.

BF Borgers’ audit reports on the Company’s financial statements as of and for the fiscal years ended June 30, 2023 and June 30, 2022, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the fiscal years ended June 30, 2023 and 2022, and the subsequent interim period through the date of this report, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Borgers’ satisfaction, would have caused BF Borgers to make reference to such disagreements in its audit reports.

During the fiscal years ended June 30, 2023 and 2022, and the subsequent interim period through the date of this report, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The U.S. Securities and Exchange Commission (the “SEC”) has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024.

Exhibits

None.

Signatures

Pursuant to the requirements of Rule 257 (b)(4) of Regulation A, the issuer has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparx Holdings Group, Inc.

Date:	May 6, 2024	By:	/s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer